Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-181063

Host Hotels & Resorts, L.P.

Final Term Sheet

August 2, 2012

Issuer:	Host Hotels & Resorts, L.P., a Delaware limited partnership (the “Company”)

Title of Securities:	4.750% Series C Senior Notes due 2023

Aggregate Principal Amount:	$450,000,000 ($100,000,000 more than announced)

Trade Date:	August 2, 2012

Settlement Date:	August 9, 2012 (T+5)

Final Maturity Date:	March 1, 2023

Interest Payment Dates:	March 1 and September 1

First Interest Payment Date:	March 1, 2013

Record Dates:	February 15 and August 15

Price to Public:	100.000%, plus accrued interest from August 9, 2012

Gross Proceeds:	$450,000,000

Coupon:	4.750%

Yield to Maturity:	4.750%

Spread to Treasury:	+329 basis points

Benchmark Treasury:	UST 7.125% due 2/15/23

Benchmark Treasury Yield:	1.462%

Optional Redemption:

At any time, the Notes may be redeemed, in whole or in part, at a price equal to 100% of their principal amount, plus the Make-Whole Premium (T + 50 bps), plus accrued and unpaid interest, if any, thereon to the applicable redemption date.

Within the period beginning on or after 90 days before maturity, the Notes may be redeemed, in whole or in part, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, thereon to the applicable redemption date.

Change of Control Triggering Event:	101% plus accrued and unpaid interest, if any, thereon to the applicable redemption date.

Underwriters:
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:

BNY Mellon Capital Markets, LLC

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

CUSIP/ISIN Numbers:	CUSIP: 44107TAT3/ ISIN: US44107TAT34

Use of Proceeds:

As a result of the increase in the principal amount of the notes, the Company estimates that the net proceeds from the sale of the notes will be approximately $443 million, after deducting discounts, fees and expenses payable by us.

The Company intends to use the proceeds from the sale of the Series C senior notes to redeem the remaining $250 million face amount of 6 3/8% Series O senior notes due 2015 at an aggregate redemption price of $252.7 million, to redeem $150 million face amount of 6 3/4% Series Q senior notes due 2016 at an aggregate redemption price of $153.4 million and for general corporate purposes. Pending application of the net proceeds, the Company may invest the proceeds in short-term securities.

Other Relationships:	Certain of the underwriters or their affiliates are lenders under our credit facility.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch at (800) 294-1322 or e-mail: dg.prospectus_requests@baml.com; Goldman, Sachs & Co. at (866) 471-2526 or e-mail: prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC at (800) 245-8812; or Wells Fargo Securities, LLC at (800) 326-5897 or e-mail: cmclientsupport@wellsfargo.com.